SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

December 22, 2020

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐      No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-             )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications Announces Receiving A Lawsuit And A Motion For The Recognition Of This Lawsuit As A Class Action

PARTNER COMMUNICATIONS ANNOUNCES RECEIVING A
LAWSUIT AND A MOTION FOR THE RECOGNITION OF THIS
LAWSUIT AS A CLASS ACTION

ROSH HA'AYIN, Israel, December 22, 2020 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces that the Company received a lawsuit and a motion for the recognition of this lawsuit as a class action (the "Motion"), filed against Partner and one of its subsidiaries (together the "Respondents") in the Tel Aviv-Jaffa District Court on December 15, 2020.

In the Motion it was allegedly claimed, among others, that the Respondents charge for an anti-virus service for email accounts and/or an anti-spam service for email accounts (the "Services") customers who do not use these Services and that the Respondents do not maintain records of their explicit requests to receive these Services.

The total amount claimed against the Respondents, in case the Motion is accepted was not stated by the applicant (but was stated as estimated at over NIS 2.5 million).

Partner is reviewing the Motion and is unable at this preliminary stage, to evaluate, with any degree of certainty, the probability of success of the lawsuit or the range of potential exposure, if any.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).
For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:

Mr. Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Mr. Amir Adar Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 Email: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Chief Financial Officer

Dated: December 22, 2020